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                                March 1, 2024

       Christopher Jones
       Chief Executive Officer
       TruGolf Holdings, Inc.
       60 North 1400 West
       Centerville, Utah 84014

                                                        Re: TruGolf Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-277068

       Dear Christopher Jones:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed February 14, 2024

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities/units overlying such securities.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If
the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. As applicable, describe the impact on your liquidity and
update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
       Risks Related to Ownership of TruGolf's Securities, page 29

   3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this
registration statement could have on the public trading price of the
 Christopher Jones
FirstName  LastNameChristopher Jones
TruGolf Holdings, Inc.
Comapany
March      NameTruGolf Holdings, Inc.
       1, 2024
March2 1, 2024 Page 2
Page
FirstName LastName
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, as applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Bright Vision Sponsor LLC, a beneficial owner of 18.8% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
5. In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in
the company   s
         liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Also disclose the potential profit the selling securityholders will earn based on the current trading price. In addition, please include appropriate risk factor disclosure.
7. Please update to reflect the filing of the your quarterly financial statements for the quarter ended December 31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any
 Christopher Jones
TruGolf Holdings, Inc.
March 1, 2024
Page 3

other questions.



FirstName LastNameChristopher Jones   Sincerely,
Comapany NameTruGolf Holdings, Inc.
                                      Division of Corporation Finance
March 1, 2024 Page 3                  Office of Manufacturing
FirstName LastName